Exhibit 99.1

Media advisory: Hut 8 to Release Q4 2021 Results March 17

TORONTO, March 9, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to announce its intention to release results for the quarter ended December 31, 2021 and to host a conference call and webinar on March 17, 2022.

Who: Analysts, media, and investors are invited to attend.

What: Hut 8 executives will review the company's fourth quarter financial results and comment on recent corporate developments, including the recent acquisition of TeraGo's data centre business.

When: Results will be shared via media release and on the Company's website at hut8mining.com by 9:30 a.m. ET on March 17, 2022. The conference call and webinar will begin at 10 a.m. ET.

Where: Those joining via telephone should dial in 5 minutes early.

●	Within North America: 1-800-774-6070, access code 6185409#
●	Outside North America: 1-630-691-2753, access code 6185409#
●	A webinar will be available here

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select composite index and the first blockchain company to be added to the S&P/TSX Composite Index in 2021. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Contacts:

Hut 8 Investor Relations Sue Ennis sue@hut8mining.com

Hut 8 Media Relations

Dea Masotti Payne, North Strategic dea.masottipayne@northstrategic.com

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SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2022/09/c0214.html

%SEDAR: 00033355E

CO: Hut 8 Mining Corp

CNW 08:30e 09-MAR-22